March 22, 2005

MAIL STOP 0511

via U.S. mail and facsimile

Elena Krioukova, President
Scala Minerals, Inc.
318 Homer Street, Suite 400
Vancouver, British Columbia
Canada V6B 2V2

Re:      Scala Minerals, Inc.
Form SB-2, amendment 1 filed February 17, 2005
      File No.:  333-121613

Dear Ms. Krioukova:

	We have the following comments on your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. All exhibits are subject to staff review and should be filed as soon as practicable to allow sufficient time for such review. If there are unfiled exhibits which are not filed with the next amendment, please supplementally provide us with forms of such exhibits to allow us to comment in a timely manner.
2. We repeat our prior comment #2 regarding our belief that the registrant is a "blank check" company. We believe that your minimal activities do not support your argument that you have a specific business plan. Additionally, with a view towards disclosure, supplementally provide us with a listing of the following information: (i) every public entity with which any principal, or any affiliate of either a principal or the company has been or is associated with, including but limited to such principal`s or affiliate`s involvement as a principal, accountant, consultant, shareholder (if the company was a development stage company when it went public), or promoter; (ii) specify for each such entity the nature and extent of the principal`s or affiliate`s involvement;
(iii) indicate for each such entity whether or not a principal or an affiliate of either a principal or the company was in any way involved in an offering of securities by such entity and if so describe in reasonable detail the extent and nature of such involvement; (iv) for each such entity whether or not such entity is or was subject to Rule 419 or otherwise qualifies or qualified as a
"blank check" company; (v) for each such entity whether or not such entity was involved in any merger transaction, including but not limited to a "reverse merger" transaction, and if so, provide reasonable detail concerning each such transaction as well as any principal`s or affiliate`s role in such transaction(s); and (vi) whether any principal or any affiliate of either a principal or the company has ever acted as a broker or dealer in any transaction, and if so describe such activities. We may have further comment.

Directors, Executive Officers, Promoters and Control Persons, page
15

3. Disclose whether Ms. Krioukova has professional training or credentials in accounting, and if so, please specify such training and credentials.

Description of Business, page 19

Shore Claims Option Agreement, page 20

4. Please revise this section to clarify whether December 1, 2005
or
July 1, 2007 is the date when there must be $150,000 in
exploration
and development work on the claims.
5. We have reviewed your response to our prior comment 15. Please clarify further the meaning of the underlined part of the following excerpt from paragraph 5.2 of the Option Agreement:  "Any part of the
Claims that Scala returns to Sostad in accordance with paragraph
5.1
shall have a minimum of one year of assessment work credited against it at the time of return."


Geological Assessment Report:  Shore Claims, page 22

6. You have stated that you have enclosed a copy of Dr. Molak`s report on the Shore claims. However, we are unable to locate the copy of the report. Please provide us with a copy when you file your next amendment to your registration statement.
7. In your description of your two phase exploration program to further evaluate the Shore claims, please clarify whether the specific steps you describe were included in Dr. Molak`s report.

Exhibits

8. We note that your supplemental response to our prior comment
#16
has conflicting statements regarding whether or not you have filed Dr. Molak`s written consent to be named in the registration statement in connection with the description of his geological summary report of the Shore claims. It is not on EDGAR. Before the registration statement goes effective it is necessary to file it as an exhibit on
EDGAR.
9. Revise the third paragraph of the legality opinion to indicate that it opines upon Nevada law including the statutory provisions, all applicable provisions of the Nevada Constitution and reported judicial decisions interpreting those laws.

Engineering Comment

General

10. The initial engineering comment is re-issued regarding the small-scale map showing the location and access to the property. The drawing filed as a separate exhibit should conform to the following guidelines:

* A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.
* A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.
* A north arrow on the maps.
* An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.
* A title of the map or drawing and the date on which it was drawn.
* In the even interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.
* Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact George Schuler at 202-942-5527 with questions regarding the engineering comments. Please contact Susann Reilly at
(202) 942-1946 with other questions.

Sincerely,



John Reynolds
Assistant Director
Office of Emerging Growth Companies

cc:  	Elena Krioukova, President
      Facsimile 604-602-7593


??

??

??

??

Elena Krioukova
Scala Minerals, Inc.
March 22, 2005
Page 4